UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

EZ ENGLISH ONLINE INC.

(Exact name of registrant as specified in its corporate charter)

333-131531

(Commission File No.)

Delaware (State or other jurisdiction of incorporation or organization)	N/A (I.R.S. Employer Identification No.)

605 – 595 Hornby Street

Vancouver, British Columbia Canada

V6C 1A4

(Address of principal executive offices)

604.809.3535

(Issuer's telephone number)

Approximate Date of Mailing: January 19, 2007

EZ ENGLISH ONLINE INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

GENERAL

This Information Statement is being delivered on or about January 19, 2007 to the holders of shares of common stock, par value $0.0001 per share of EZ English Online Inc. (the “Company”), a Delaware corporation incorporated as of March 2, 2005, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to a change in control of our company which occurred on December 12, 2006, Kris Kooner has agreed to resign as a director and officer of our company and Felix R. Wasser, our Chief Financial Officer, has agreed to serve as a director of our company.

The appointment of Felix R. Wasser as our director will be effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission (“SEC”), and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, or (b) the date of completion of the Agreement.

Please read this Information Statement carefully. It contains certain biographical and other information concerning our executive officers and directors after completion of our purchase of EZ English Online Inc. All company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

As of January 19, 2007 and the date of this Information Statement, there were and are 5,061,925 shares of our common stock issued and outstanding on a fully diluted basis. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares our common stock known by us to be owned beneficially as of January 19, 2007 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of our voting securities; (ii) each of our directors and officers; and (iii) directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class (1) (2)
Common Stock	Jacques Ninio 104/107 Walker Street North Sydney, NSW 2060 Australia	4,000,000	79.02%
Common Stock	Kris Kooner PO 22025 100 – 3675 Westminster Highway Richmond, B.C. V7C 5W5	1,250	0.0002
Common Stock	Felix R. Wasser 14930 Ventura Blvd. Suite 340 Sherman Oaks, CA 91403	Nil	Nil
Common Stock	Directors and Officers (as a group)	4,001,250	79.02%

(1)

Regulation S-B under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on January 17, 2007, and the date of this Information Statement.

(2)	Calculated based upon our 5,061,925 issued and outstanding shares as of January 17, 2007 and as of the date of this Information Statement.

Changes in Control

There was a change in control of our company that occurred pursuant to a share purchase agreement dated December 12, 2006, between Andrea Molnar, our former president, and Jacques Ninio, a director.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
Jacques Ninio	37	President, Secretary and Director	December 12, 2006
Kris Kooner(1)	32	Vice President Marketing and Director	March 28, 2006 October 4, 2006 (Director)
Felix R Wasser(2)	59	Chief Financial Officer Proposed Director	January 18, 2007 To be determined

(1)	Mr. Kooner will resign as a director and officer of our company effective ten days after the filing of this Information Statement with the SEC, and its mailing or delivery to all of our shareholders.

(2)	Mr. Wasser will be appointed to our board of directors effective ten days after the filing of this Information Statement with the SEC, and its mailing or delivery to all of our stockholders.

Jacques Ninio, President and Director

Jacques Ninio is a mechanical engineer specializing in automotive engineering. Mr. Ninio is also a qualified electrician, and a building manager. He manages and co-ordinates contractors for all aspects of the maintenance of an office block.

Kris Kooner

Mr. Kooner had previously been appointed as the Company’s Vice President Marketing on March 28, 2006. On October 4, 2006, the Board of Directors of our Company appointed Kris Kooner as a director of the Company.

For the past six years Mr. Kooner has been the sole owner and operator of CrackMarketing.com, a business which provides internet marketing and web based consulting services to a variety of clients. Mr. Kooner has developed several web businesses including Homehammer.com, which he recently sold. He is currently enrolled in the Executive Master's of Business Administration program at Athabasca University. Mr. Kooner also has an Internet Marketing degree from the University of British Columbia.

Felix R. Wasser

Felix Wasser is a certified public accountant. In 1996, Mr. Wasser founded Felix R. Wasser & Associates, CPAS. Mr. Wasser holds a degree from California State University-Northridge. Mr. Wasser has held various positions with the Society of CA Accountants of Greater Los Angeles, including program chairman and president.

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Board Meetings and Committees

The board of directors of our company held no formal meetings during the year ended September 30, 2006. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to Delaware Corporate Law and our By-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

For the year ended September 30, 2006, our only standing committee of the board of directors was our audit committee.

Audit Committee

Currently our audit committee consists of one member, Jacques Ninio. We currently do not have nominating, compensation committees or committees performing similar functions. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors.

Our audit committee currently does not have an “audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended. We believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date.

For the year ended September 30, 2006, there were no meetings held by the audit committee. The business of the audit committee was conducted by resolutions consented to in writing by all the members and filed with the minutes of the proceedings of the audit committee.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as listed below, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $60,000, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holders, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

None of our directors or executive officers received compensation since the date of our inception, March 2, 2005, other than as set out below.

Felix R. Wasser was granted 250,000 (post 6 for 1 forward stock split to be effective February 5, 2007) stock options on January 18, 2007. The options are exercisable at a price of $0.30 per share for a period of 5 years, provided however, that one quarter of the options shall vest at the end of each six month anniversary.

There were no grants of stock options or stock appreciation rights made during the fiscal years ended September 30, 2006 and 2005 to our executive officers and directors. There were no stock options outstanding as at September 30, 2006. To date, we have not granted stock options or stock appreciation rights to any of our employees, consultants, directors or executive officers.

We intend to continue to pay consulting fees to our directors and officers in the future as we determine necessary. In addition, we intend to compensate our non-officer directors in the future with quarterly retainer fees and annual stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may also award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No current director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

There are no formal management agreements with our directors or executive officers.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our current directors or current executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our current directors or current executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Dated: January 19, 2007

By Order of the Board of Directors

EZ ENGLISH ONLINE INC.

/s/ Jacques Ninio

Jacques Ninio

Director